UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

Cabbacis Inc

(Exact name of registrant as specified in its charter)

Nevada	93-2432982
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): (716) 320-5525

CABBACIS INC

SEMIANNUAL REPORT ON FORM 1-SA

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report, and together with our audited financial statements and the related notes included in our Annual Report on Form 1-K for the fiscal year ended December 31, 2023. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this Semiannual Report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may,” “will,” “could,” “would,” “should”, “believes,” “seeks,” “expects,” “anticipates,” “estimates,” “intends,” “plans” and similar or other variations of these terms, and the negative of these terms. Forward-looking statements include, but are not limited to, statements about: the implementation of our business model, our financial performance including expectations regarding our future revenue, operating expenses and cash flow, clinical studies on our products, the timing of commercialization of our products domestically and internationally, our ability to enter into licensing and supply agreements, the timing and other expectations regarding the sale of Cabbacis shares of stock, our ability to obtain funding for our operations, capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties, and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the section entitled “Risk Factors” in our Offering Circular contained in Form 1-A (File No. 024-12343), which was originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2023, identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our operating performance; (3) our cash flows; (4) our financing activities; (5) our tax status; (6) our ability to achieve U.S. Food and Drug Administration clearance in the United States for our developmental products; (7) other governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations (8) markets for our products; (9) our ability to compete effectively; (10) national, international and local economic and business conditions that could affect our business; and (11) industry developments affecting our business, financial condition and results of operations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, unless Cabbacis LLC is cited or the context indicates otherwise, references to “Cabbacis,” “we,” the “Company,” “our” and “us” refer to Cabbacis Inc and Cabbacis LLC on a consolidated basis. Cabbacis LLC is wholly owned by Cabbacis Inc.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

Overview

Cabbacis LLC is a development stage, federally-licensed, tobacco product manufacturer and plant biotechnology company committed to developing and commercializing consumer-acceptable Modified Risk Tobacco Products (MRTPs). The Company’s mission is to reduce the harm caused by smoking with its proprietary iBlend™ products in development, and its primary focus is the development of cigarettes with blends of (i) reduced-nicotine tobacco containing about 95 percent less nicotine than that of leading U.S. brands and (ii) very-low THC cannabis (commonly known as ‘hemp’), which is not intoxicating since it contains less than 0.3 percent THC. The Company is also developing pods for oral electronic vaporizers which contain similar blends of reduced-nicotine tobacco and hemp. Once its iBlend™ reduced-nicotine cigarettes, and separately its iBlend™ vaporizer pods, are commercialized in the United States through the FDA’s Premarket Tobacco Product Application (PMTA) process, the Company intends to file FDA authorizations to market these iBlend™ cigarette and pods as MRTPs.

Cabbacis LLC owns a worldwide patent portfolio including thirty-two (32) issued patents and various pending patent applications across the United States, Europe, China, Japan, South Korea, Indonesia, Canada, Australia, New Zealand, Mexico, Brazil, and other countries. The Cabbacis LLC patents and patent applications for cigarettes and vaporizer pods, which both comprise of blends of reduced-nicotine tobacco and hemp, are issued or filed in countries where nearly two-thirds of the world’s one billion plus cigarette smokers reside.

Results of Operations

The following table and discussion present, for the periods indicated, a summary of revenue and expenses. The Company has incurred net losses since inception. Management anticipates this will continue in the immediate future as the Company continues to develop its products and advance its patent portfolio.

Period-to-Period Comparisons

For the Six Months Ending June 30, 2024 to the Six Months Ending June 30, 2023:

	For the Six Months Ending June 30, 2024	For the Six Months Ending June 30, 2023
Revenue	$-	$-

Operating Expenses:
General and administrative	150,030	128,376
Research and development	167,495	33,766
Net Loss from Operations	$(317,525)	$(162,142)

Earnings per share

The Company follows Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 260 “Earnings Per Share” or “EPS” (“FASB ASC 260”); however, since Cabbacis Inc was formed in July 2023 and the Share Exchange occurred on August 30, 2023 (when each Cabbacis LLC membership unit was exchanged for 30,180.04 shares in Cabbacis Inc), EPS calculations for 2024 and 2023 are not included in the Company’s financial statements, but for comparison purposes, the Company has calculated EPS applying this unit-to-share conversion as of January 1, 2023.

Basic earnings per-share calculations are determined by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period, excluding common stock equivalents. Diluted earnings per-share calculations are determined by dividing net income available to common stockholders by the weighted-average number of shares of Common Stock outstanding for the period plus the weighted average number of dilutive common stock equivalents outstanding for the period, which is determined using the treasury-stock method. For periods with a net loss, dilutive common stock equivalents are excluded from the diluted EPS calculation. The 600,000 shares of Series A Preferred Stock are considered dilutive common stock equivalents.

Basic and diluted weighted-average shares outstanding for the six months ending June 30, 2024 is 5,924,471, and basic and diluted EPS is $(.05). If diluted common stock equivalents were included, weighted average shares outstanding for the six months ending June 30, 2024 would be 6,524,471. Basic and diluted weighted-average shares outstanding for the six months ending June 30, 2023 is 4,999,023, and basic and diluted EPS is $(.03). If diluted common stock equivalents were included, weighted average shares outstanding for the six months ending June 30, 2023 would be 5,645,010.

Revenue

Total revenue for the six months ending June 30, 2024 was zero, consistent with the prior period.

General and Administrative Expenses

General and administrative expenses were $150,030 in the six months ending June 30, 2024, an increase of $21,654, as compared to the six months ending June 30, 2023. The change was primarily due to increases in payroll and professional fees.

Research and Development Expenses

Research and development expenses were $167,495 in the six months ending June 30, 2024, an increase of $133,729, as compared to the six months ending June 30, 2023, primarily due to the NCSU license fee of $50,000, the $37,000 initial payment to the Rose Research Center for the clinical study, and increased laboratory testing expenses.

Liquidity and Capital Resources

The Company’s primary source of liquidity has been cash provided by financing activities in the form of member and shareholder contributions. Aside from patent expenditures, the Company’s primary requirements for liquidity are research and development, crop inventory and professional services. The table and discussion below illustrate the ways the Company measures liquidity.

	June 30, 2024	December 31, 2023
Cash	$821,848	$701,973
Working Capital	$748,355	$650,108

To maintain liquidity and financial flexibility, the Company has adopted a target of maintaining one year of operating cash as of the date the year-end financial statements are available to be issued. The following items are considered when the Company determines the amount needed for one-year’s operating cash: the Company’s current financial condition as of the date its financial statements are available to be issued, conditional and unconditional obligations due or anticipated within one year after the date the financial statements are available to be issued, funds necessary to maintain its operations, including patents and the prosecution of its patent applications, within one year after financial statements are available to be issued, and a reserve for unforeseen events.

Summary of Cash Flows

The following tables and discussion summarize the Company’s cash flows from operating, investing, and financing activities for the periods indicated.

Sources and Uses of Cash For the Six Months Ending June 30, 2024 compared to the Six Months Ending June 30, 2023

	For the Six Months Ending June 30, 2024	For the Six Months Ending June 30, 2023
Net cash used in operating activities	$(291,979)	$(122,836)
Net cash used in investing activities	(18,736)	(47,547)
Net cash provided by financing activities	430,590	200,000
Net increase in cash	$119,875	$29,617

Cash flows used in operations increased $169,143 in the six months ending June 30, 2024 compared to 2023, primarily related to the university license agreement fee, the increase in research and development expenses and general and administrative expenses. An increase in trademark costs netted with larger decreases in patent costs, and the option deposit in the six months ending June 30, 2024 accounted for the $28,811 decrease of cash flows used in investing activities in the six months ending June 30, 2024, as compared to 2023. The $230,590 increase in cash provided by financing activities in the six months ending June 30, 2024, as compared to 2023, was the result of an increase in capital contributions due to the Offering (as defined below).

Contractual Obligations

Manufacturing Space Lease

The Company leases manufacturing space in Niagara Falls, New York. The leased space is an enclosed portion of a larger building. The initial lease term was October 7, 2021, thru October 31, 2023 with three separate one-year options to renew under the same terms. The Company exercised two options to renew the lease for the two-year period November 1, 2023, thru October 31, 2025. As per recently adopted ASC 842, the balance sheet for the year ending December 31, 2023, contains a right of use asset and lease liability pertaining to the lease term. Lease expense for the six months ending June 30, 2024 and 2023 totaled $3,204 for both periods. Future minimum lease payments as of June 30, 2024 and through October 31, 2025, pertaining to the lease renewal period, total $8,544. The Company also has a rent-free, satellite office in Clarence, New York which is owned by the CEO and is where a large portion of the Company’s day-to-day activities are carried out.

Tobacco Production Agreements

Effective March 8, 2024, the Company engaged in a one-year agreement where a tobacco farmer produced and planted tobacco transplants from the seed provided by the Company and then harvested the reduced-nicotine, flue-cured, tobacco leaf. The total cost to the Company will be determined based on the weight of the tobacco accepted by the Company and delivered to the Company. The agreement included all activities from seed to cured leaf. The flue-cured tobacco is expected to be delivered in the third quarter 2024.

Effective May 17, 2023, an agreement was entered into with another tobacco farmer for bulking up the seed of the Company’s reduced-nicotine tobacco plant lines for future plantings. The Company paid $2,000 for seed delivered to the Company in the fourth of quarter 2023.

Stock Subscription Agreements of Offering

The U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s stock offering pursuant to Regulation A (Tier 2) on November 13, 2023, in which the sale of up to 2.5 million shares (par value $0.00001 per share) of Common Stock of Cabbacis Inc could be sold to investors at $2.00 per share (the “Offering”) over the following year from the SEC qualification date. The shares of Common Stock are being offered pursuant to an Offering Circular the Company filed with the SEC on October 20, 2023. The shares of Common Stock will only be issued to purchasers who satisfy the requirements as set forth in Regulation A. The minimum subscription is $25,000; however, the Company may waive the minimum purchase requirement on a case-by-case basis at its sole discretion. The Company started accepting subscriptions in December 2023 and may accept subscriptions until the earliest of: (1) the date on which the maximum Offering amount has been sold, (2) November 13, 2024, or (3) the date on which this Offering is earlier terminated by the Company in its sole discretion (the “Termination Date”). The Company may elect at any time to close all or any portion of this Offering, on various dates at or prior to the Termination Date, each a “Closing Date.” The subscriber’s subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date, by the Company at its sole discretion. The Company’s first Closing Date of the Offering was on April 2, 2024, in which 605,500 shares of the Company’s common stock were subscribed to by investors for gross proceeds to the Company of $1,211,000.

NCSU License Agreement

The Company entered into an Option and Material Transfer Agreement with North Carolina State University (NCSU) on March 7, 2023 (“Option Agreement”) for a novel reduced-nicotine plant line which was produced by utilizing naturally-occurring mutations in tobacco genes. No genetic engineering or genetic modifications were utilized which is expected to facilitate the international planting of this reduced-nicotine tobacco. Commercial products made from this tobacco line, which was produced from traditional plant breeding techniques, will have marketing and consumer acceptance advantages over genetically-engineered, low-nicotine counterparts.

The Company paid NCSU a nonrefundable option fee of $15,000 within thirty days of the effective date. The Option Agreement allowed the Company to exercise an option to enter into a royalty-bearing license agreement at any time over the 2-year term, which the Company exercised in November 2023. During the term of the Option Agreement, the Company was responsible for the payment of all fees and costs of any patent applications that may be filed by the university. The Company did not incur any patent expenditures during the six months ending June 30, 2024. NCSU has transferred seed of the reduced-nicotine plant line to the Company and the Company provided this seed to tobacco farmers for the its 2023 and 2024 tobacco crops. On June 13, 2024, the parties entered into a license agreement. In addition to an upfront license fee of $50,000, Cabbacis will also pay NCSU annual license fees starting in 2026, running royalties on sales and milestone payments. The Company will also fund patent expenses and any expenses related to filing plant variety right (PVR) applications.

Rose Research Center Engagement

Cabbacis LLC has contracted the Rose Research Center, LLC to carry out a study of reduced-nicotine tobacco cigarettes containing hemp. The Rose Research Center specializes in tobacco research including research on smokers, addiction, smoking cessation, tobacco harm reduction and the use of novel tobacco products. The Rose Research Center is led by Dr. Jed Rose, a co-inventor of the nicotine patch and a leading investigator of reduced-nicotine cigarettes with more than thirty years of experience in tobacco research. The study will compare the effects of inclusion of different proportions of hemp on smokers’ perceptions of the cigarettes and smoking behavior. Cabbacis plans to initiate the clinical portion of the study after consultation with the Center for Tobacco Products of the U.S. Food and Drug Administration (FDA) under an Investigative Tobacco Product submission. Perceptions of the different cigarette types, their effects on smoking withdrawal symptoms, and the amount smoked will be assessed. The results will be used to guide the design of products and future studies. The estimated cost of the study is $300,000. The Company has made a $37,000 initial payment to the Rose Research Center in February 2024.

Off-Balance Sheet Arrangements

None

Taxation and Expenses

After the SEC qualified our Offering statement on November 13, 2023, we became a public company and began to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We have incurred additional annual expenses related to these steps and, among other things, these additional expenses going forward include or may include at a future date, directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel (or outsourcing these personnel requirements), increased auditing and legal fees and similar expenses.

The Company does not expect to generate taxable income or incur tax expense in the immediate future.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which the Company prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in NOTE 2 of our unaudited consolidated financial statements.

Item 2. Other Information.

On July 12, 2024, the Company adopted an Equity Incentive Plan (the “2024 Equity Incentive Plan”) which permits the grant of the Company’s equity for up to 1,750,000 shares of common stock to its employees, officers, directors and consultants.

As of August 8, 2024, the Company has not granted any equity under the 2024 Equity Incentive Plan.

Item 3. Financial Statements.

CABBACIS INC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
UNAUDITED

	June 30, 2024	December 31, 2023
ASSETS
Current Assets:
Cash	$821,848	$701,973
Prepaid expenses	6,635	-
Due from related party	106	-
Offering receivable	-	2,500
Grower deposits	15,024	-
Current portion of tax credit receivable	936	551
Total Current Assets	844,549	705,024

Inventory	148,513	140,881
Property and equipment	253,990	253,990
Operating lease right-of-use asset	8,108	5,179
Patent costs	438,791	432,856
Other intangible assets	103,895	91,094
Long term portion of tax credit receivable	7,607	1,927
Total Assets	$1,805,453	$1,630,951

LIABILITIES AND EQUITY
Current Liabilities:
Operating lease obligation	$5,994	$5,179
Accrued expenses	90,200	49,737
Total Current Liabilities	96,194	54,916

Long-term Liabilities:
Operating lease obligation	2,114	-
Total Long-term Liabilities	2,114	-
Total Liabilities	$98,308	$54,916

Equity:
Common stock par value $0.00001 (50,000,000 shares authorized; 6,007,450 and 5,400,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	60	54
Series A Preferred stock par value $0.00001 (600,000 shares authorized; 600,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	6	6
Stock payable, net (inclusive of related party amount of $500,000 (gross))	-	678,866
Additional paid-in capital	2,662,175	1,552,725
Accumulated deficit	(955,096)	(655,616)
Equity:	1,707,145	1,576,035
Total Liabilities and Equity	$1,805,453	$1,630,951

CABBACIS INC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED

	For the Six Months Ending June 30, 2024	For the Six Months Ending June 30, 2023
Revenue	$-	$-

Operating Expenses:
General and administrative	150,030	119,021
General and administrative - related party	-	9,355
Research and development	167,495	7,831
Research and development - related party	-	25,935
Total Operating Expenses	317,525	162,142

Loss from Operations	(317,525)	(162,142)

Other Income:
Interest income	18,058	-
Total Other Income	18,058	-

Loss Before Income Taxes	(299,467)	(162,142)
Income tax expense	13	-
Net Loss	$(299,480)	$(162,142)

CABBACIS INC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

UNAUDITED

	Common Stock		Series A Preferred Stock				Additional	Accumulated	Total
	Number of Shares	Amount	Number of Shares	Amount	Stock Receivable	Stock Payable	Paid-In Capital	Equity (Deficit)	Equity (Deficit)
Balance at December 31, 2023	5,400,000	$54	600,000	$6	$-	$678,866	$1,552,725	$(655,616)	$1,576,035
Contributed Capital	607,450	6				(678,866)	1,109,450		430,590
Net Loss								(299,480)	(299,480)
Balance at June 30, 2024	6,007,450	$60	600,000	$6	$-	$-	$2,662,175	$(955,096)	$1,707,145

	Common Stock		Series A Preferred Stock				Additional	Accumulated	Total
	Number of Shares	Amount	Number of Shares	Amount	Stock Receivable	Stock Payable	Paid-In Capital	Equity (Deficit)	Equity (Deficit)
Balance at December 31, 2022	-	$-	-	$-	$-	$-	$963,670	$(276,548)	$687,122
Contributed Capital							519,898		519,898
Net Loss								(162,142)	(162,142)
Balance at June 30, 2023	-	$-	-	$-	$-	$-	$1,483,568	$(438,690)	$1,044,878

CABBACIS INC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED

	For the Six Months Ending	For the Six Months Ending
	June 30, 2024	June 30, 2023
Cash flows from operating activities
Net loss	$(299,480)	$(162,142)
Adjustments to Reconcile Net Loss to Net Cash used in operating activities:
Issuance of units for services	-	69,898
Changes in operating assets and liabilities:
Prepaid expenses	(6,635)	-
Offering receivable	2,500	-
Due from related party	(106)	(25,000)
Grower deposits	(15,024)	(13,500)
Inventory	(7,632)	(5,135)
Tax credit receivable	(6,065)	-
Accrued expenses	40,463	13,043
Net cash used in operating activities	(291,979)	(122,836)

Cash flows from investing activities:
Acquisition of property and equipment	-	(3,990)
Acquisition of patents	(5,935)	(24,182)
Acquisition of other intangible assets	(12,801)	(19,375)
Net cash used in investing activities	(18,736)	(47,547)

Cash flows from financing activities:
Issuance of units for cash proceeds	-	200,000
Issuance of common stock for cash proceeds	430,590	-
Net cash provided by financing activities	430,590	200,000

Net increase in cash	119,875	29,617
Cash, beginning of period	701,973	200,647
Cash, end of period	$821,848	$230,264

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$13	$-
Non-Cash Investing and Financing Activities:
Equipment contributed as additional paid-in capital	$-	$250,000

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Cabbacis Inc (the “Company”) was incorporated in the State of Nevada on July 7, 2023 to facilitate raising equity capital for Cabbacis LLC, the operating company, which became a wholly-owned subsidiary of Cabbacis Inc on August 30, 2023. The Company’s mission is to reduce the harm caused by smoking with its proprietary iBlend™ reduced-nicotine cigarettes and vaporizer pods in development and to secure FDA authorization to sell its products in the United States through the Premarket Tobacco Product Application (PMTA) process.

Cabbacis LLC is a development stage, federally-licensed, tobacco product manufacturer and plant biotechnology company committed to developing and commercializing consumer acceptable Modified Risk Tobacco Products (MRTPs). Cabbacis has not commercialized its products which it is developing under the iBlend™ brand name, and its primary focus is the development of cigarettes with blends of (i) reduced-nicotine tobacco containing about 95 percent less nicotine than that of leading U.S. brands and (ii) very-low THC cannabis, (commonly known as ‘hemp’), which is not intoxicating since it contains less than 0.3 percent THC. The Company is also developing pods for oral electronic vaporizers which contain similar blends of reduced-nicotine tobacco and hemp. Once its iBlend™ reduced-nicotine cigarettes, and separately its iBlend™ vaporizer pods, are commercialized in the United States through the PMTA process, the Company intends to file for FDA authorizations to market these iBlend™ products as MRTPs. Cabbacis LLC owns a wide range of issued patents and pending patent applications across the United States, Europe, China and multiple other countries pertaining to these novel reduced-nicotine tobacco products.

Cabbacis LLC became a wholly-owned subsidiary of Cabbacis Inc through an agreement in which Cabbacis Inc issued an aggregate of 5,400,000 shares of Common Stock and 600,000 shares of Series A Preferred Stock to the members of Cabbacis LLC in exchange for 100 percent (100%) membership interest in Cabbacis LLC (the “Share Exchange”). Holders of Common Stock in Cabbacis Inc are entitled to one vote per share, and holders of Series A Preferred Stock in Cabbacis Inc are entitled to 20 votes per share.

The U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s stock offering pursuant to Regulation A (Tier 2) on November 13, 2023 in which the sale of up to 2.5 million shares of Common Stock of Cabbacis Inc could be sold to investors at $2.00 per share (the “Offering”) over the following year from the date of SEC qualification. The Company closed the first tranche of the Offering on April 2, 2024 in which 605,500 shares of the Company’s common stock were subscribed to by investors for gross proceeds to the Company of $1,211,000.

Liquidity

The Company does not anticipate significant product revenue within the one-year period after the financial statements are available to be issued and therefore has planned for operating losses as it works toward commercialization. To maintain liquidity and financial flexibility, the Company has adopted a target of maintaining one year of operating cash as of the date financial statements are available to be issued. The following items are considered when the Company determines the amount needed for one-year of operating cash: the current financial condition as of the date its financial statements are available to be issued, conditional and unconditional obligations due or anticipated within one year after the date the financial statements are available to be issued, including operating costs, funds necessary to maintain patents and to prosecute patent applications of Cabbacis LLC, research and development costs, and a reserve for unforeseen events. As of August 8, 2024, the Company had $1,031,915 of cash on hand. The Company has concluded there is enough cash on hand for the next twelve months from the date of issuance of the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cabbacis LLC. All intercompany transactions and balances have been eliminated in the consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and have not experienced any losses in our accounts. We believe the Company is not exposed to any significant credit risk on cash.

Research and Development

Research and development costs are expensed when incurred. Research and development costs include costs related to licensing intellectual property, clinical studies, growing plants, and testing tobacco and hemp plant materials and tobacco products in development, filings with the U.S. Food and Drug Administration (FDA), and other technical activities to develop new products or make improvements to existing products.

Grower Deposits

The Company capitalizes down payments made to tobacco farmers for tobacco plantings that are in the process of being grown for the Company’s tobacco leaf inventory. The final amount due to the Company’s tobacco farmers is based on the final weight of the cured tobacco crop accepted by the Company. Grower deposits are reallocated to inventory upon delivery of the tobacco.

Inventory

Inventory as of June 30, 2024 consisted of primarily cured tobacco leaf and some tobacco stem from our tobacco plantings. Inventory is valued at the lower of historical cost or net realizable value. Write-offs were not required as of June 30, 2024, and it has been determined that no impairment exists as of June 30, 2024.

Patent Costs

The Company capitalizes the legal fees associated with the filing and prosecution of its patent applications. Abandoned patents without issued or pending descendants are written off. The Company will begin amortization of its patents when the Company commercializes the patents. Commercialization will be achieved either when the Company has systems, inventory and means of supply in place to accept customers or upon the Company out-licensing rights to its patent portfolio pursuant to licensing agreement(s).

Other Intangible Assets

Intangible assets subject to amortization are reviewed for strategic importance and commercialization opportunity prior to expiration. If it is determined that the asset no longer supports the Company’s strategic objectives and/or will not be commercially viable prior to expiration, the asset is impaired. In addition, the Company will assess the expected future undiscounted cash flows for its intellectual property based on consideration of future market and economic conditions, competition, federal and state regulations, and licensing opportunities. If the carrying value of such assets is not recoverable, the carrying value will be reduced to fair value and the difference is recorded as an impairment. The Company will begin amortization of other intangible assets upon commercialization.

Property and equipment

Property and equipment are recorded at their acquisition cost. The Company will begin depreciation of its property and equipment when commercial production of tobacco products for sale to customers commences.

Leases

The Company adopted ASC 842 Leases during the year ending December 31, 2022. Adoption did not impact retained earnings or cause restatement of prior financials. The Company determines if an arrangement is a lease at inception. The Company’s operating lease is reported in the current assets, current liabilities and long-term liabilities sections of the balance sheet ending June 30, 2024. Operating lease right of use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As our lease does not provide an implicit rate, we use the prime rate as of the lease commencement date.

Equity

For comparison purposes, member contributions and accumulated deficit that occurred prior to the Share Exchange are reported as additional paid-in capital.

Fair Value of Financial Instruments

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures,” which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

Financial assets and liabilities of the Company consist of cash and accrued expenses. As of June 30, 2024, the carrying values of these financial instruments approximated their fair values due to the nature of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

At June 30, 2024, the Company did not identify any assets or liabilities that are required to be measured at fair value in accordance with ASC 825-10.

Income Taxes

Prior to the Share Exchange, Cabbacis LLC was treated as a partnership for federal and state income tax purposes. Consequently, federal income taxes were not payable by, or provided for, the Company. Members were taxed individually on their respective shares of the Company’s earnings. The Bipartisan Budget Act of 2015 allows the Internal Revenue Service to collect member taxes directly from the Company if an audit adjustment is found.

Final partnership tax returns were filed for Cabbacis LLC which reported activity from January 1, 2023 through August 30, 2023, the date of the Share Exchange. Post Share Exchange, Cabbacis LLC became wholly owned by Cabbacis Inc and all activity was consolidated and reported on the Company’s accrual basis, corporation tax return. As a corporation, all income taxes are payable by the Company. Management has determined that the Company does not have any uncertain tax positions as of June 30, 2024 or December 31, 2023. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by taxing authorities or that the Company or the Cabbacis LLC members will not be subject to additional tax, penalties, and interest because of any such challenges.

Recently Adopted Accounting Standards

The Company has reviewed all recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact on its consolidated financial statements.

Correction of Immaterial Misclassification

The Company identified an immaterial error in classification related to inventory costs previously reported as current in the December 31, 2023 audited consolidated financial statements. The Company reclassified the $140,881 inventory balance at December 31, 2023 from current assets to non-current assets as the Company does not anticipate significant product revenue within the one-year period after the financial statements were available to be issued. The reclassification of costs allows for a more accurate presentation of asset classification and had no impact on total operating expenses, net loss, total assets, total liabilities or equity.

NOTE 3 – GROWER DEPOSITS

The Company made downpayments of $15,024 in 2024 to a tobacco farmer for tobacco plantings that are in the process of being grown for the Company’s tobacco leaf inventory.

NOTE 4 – INVENTORY

Inventory at June 30, 2024 and December 31, 2023 consisted of the following:

Description	June 30, 2024	December 31, 2023
Cured Tobacco	$145,152	$138,881
Seed	3,361	2,000
Total	$148,513	$140,881

NOTE 5 – OFFERING RECEIVABLE

The Company utilizes a SaaS-based capital-raising platform, “Issuance” that allows investors to purchase stock online. Issuance.com, owned by Issuance Inc., is a SaaS-based capital-raising platform utilized by issuers for regulation financings that allow investors to purchase securities with Apple Pay, Google Pay, credit cards, ACH and wire transfer. After stock is purchased, upon the Company’s request, the service provider transfers the funds, net of certain fees, to the Company. The Issuance fees paid include monthly fixed costs and fees associated with incoming subscriptions of the Company’s Offering. The Company records a current asset for funds received by Issuance that have not yet been transferred to the Company.

NOTE 6 – TAX CREDIT RECEIVABLE

The Company qualifies for a payroll tax credit relating to its research and development expenditures. The Company will receive a reduction in federal payroll tax withholdings each pay period until the credit is fully realized.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2024 and December 31, 2023 consisted of the following:

Description	June 30, 2024	December 31, 2023
Manufacturing Equipment	$250,000	$250,000
Fixtures	3,990	3,990
Total	$253,990	$253,990

The manufacturing equipment and fixtures were not in service as of June 30, 2024. Once placed in service, they will be depreciated on a straight-line basis over a 10-year estimated useful life.

NOTE 8 – PATENT COSTS

The Company’s worldwide patents and patent applications for cigarettes and pods (for oral electronic vaporizers), both comprising blends of reduced-nicotine tobacco and hemp, are filed or issued in the United States, China, Europe and eleven other countries. The Company’s patented products in development are primarily to facilitate smokers to smoke less, quit or switch to less harmful smoke-free products such as tobacco heating products or e-cigarettes. During the six-month period ending June 30, 2024, the Company wrote off $8,667 of research and development expenses related to patent applications that were abandoned by the Company. Patents were not amortized during the six-month period ending June 30, 2024. Commercialization of the Company’s patents is anticipated in 2025.

NOTE 9 – OTHER INTANGIBLE ASSETS

Other intangible assets at June 30, 2024 and December 31, 2023 consisted of the following:

Description	June 30, 2024	December 31, 2023
Trademarks	$70,851	$59,797
Domain Name	18,000	18,000
Website Development	11,044	9,297
Logo Design	4,000	4,000
Total	$103,895	$91,094

 NOTE 10 – COMMITMENTS

Manufacturing Space Lease

The Company leases manufacturing space in Niagara Falls, New York. The leased space is an enclosed portion of a much larger building. The initial lease term was October 7, 2021 thru October 31, 2023 with three separate one-year options to renew under the same terms. The Company exercised two of these options to renew the lease for the periods of November 1, 2023 thru October 31, 2025. As per recently adopted ASC 842, the June 30, 2024 balance sheet contains a right of use asset and lease liabilities pertaining to the lease term. Lease expense for the six-month period ending June 30, 2024 and year ending December 31, 2023 total $3,204 and $6,408, respectively. Future minimum lease payments, as of June 30, 2024, pertaining to the lease renewal period total $8,544.

Tobacco Production Agreement

Effective March 8, 2024, the Company engaged in a one-year agreement where a tobacco farmer produced reduced-nicotine, flue-cured tobacco transplants from seed provided by the Company and then planted the transplants. The agreement includes all activities from seed to cured leaf. A deposit of $1,512 was paid to the farmer along with a second payment of $13,512. The total cost to the Company will be based on the weight of the cured tobacco accepted by the Company and delivered to the Company. The flue-cured tobacco will be delivered later in 2024.

Stock Subscription Agreements

The Subscription Agreement utilized in the Company’s stock Offering describes that up to 2.5 million shares (par value $0.00001 per share) of Common Stock of Cabbacis Inc (the “Common Stock”) is being offered and sold to investors at a purchase price of $2.00 per share. The shares of Common Stock are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier II offerings, and are pursuant to an offering circular filed with the SEC on October 20, 2023 and qualified by the SEC on November 13, 2023. The shares of Common Stock will only be issued to purchasers who satisfy the requirements as set forth in Regulation A. The minimum subscription is $25,000; however, the Company may waive the minimum purchase requirement on a case-by-case basis at its sole discretion. The Company started accepting subscriptions in December 2023 and may accept subscriptions until the earliest of: (1) the date on which the maximum Offering amount has been sold, (2) November 13, 2024 or (3) the date on which this Offering is earlier terminated by the Company at its sole discretion (the “Termination Date”). The Company may elect at any time to close all or any portion of this Offering, on various dates on or prior to the Termination Date, each a “Closing Date.” The Subscriber’s subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date, by the Company at its sole discretion.

The Company closed the first tranche of its Tier 2, Regulation A Offering on April 2, 2024 in which 605,500 shares of the Company’s Common Stock were subscribed to by investors for gross proceeds to the Company of $1,211,000. During the second tranche through June 30, 2024, the Company has subscribed an additional 1,950 shares of common stock for gross proceeds of $3,900. The SEC’s qualification date of the November 13, 2023 Offering allows the Company to raise up to $3,785,100 of additional equity capital by November 13, 2024.

Rose Research Center Engagement

Cabbacis has contracted the Rose Research Center, LLC to carry out a study of reduced-nicotine tobacco cigarettes containing hemp. The Rose Research Center specializes in tobacco research including research on smokers, addiction, smoking cessation, tobacco harm reduction and the use of novel tobacco products. The Rose Research Center is led by Dr. Jed Rose, a co-inventor of the nicotine patch and a leading investigator of reduced-nicotine cigarettes with more than thirty years of experience in the area. The study will compare the effects of inclusion of different proportions of hemp and reduced-nicotine tobacco on smokers’ perceptions of the cigarettes and smoking behavior. Cabbacis plans to initiate the clinical portion of the study after consultation with the Center for Tobacco Products of the FDA under an Investigative Tobacco Product submission. The estimated cost of the study is $300,000. The Company made a $37,000 initial payment to the Rose Research Center in January 2024.

License Agreement

The Company entered into an Option and Material Transfer Agreement (“Agreement”) with North Carolina State University (“NCSU”) on March 7, 2023 for a novel reduced-nicotine plant line. The Company paid the university a nonrefundable option fee of $15,000 within thirty days of the effective date. Pursuant to the Agreement, the Company exercised its option in January 2024 to enter into a royalty-bearing license agreement with NCSU and has now finalized those terms in a license agreement (the “License Agreement”). During the term of the License Agreement for this novel reduced-nicotine plant line and related intellectual property rights, the Company is responsible for the payment of all fees and costs of any patent and plant variety right applications filed by the university. In addition, the Company paid NCSU an upfront license fee of $50,000, and the Company will pay NCSU annual maintenance fees starting in 2026, running royalties on sales and milestone payments. The territory under the License Agreement is worldwide and the term is for twenty years or upon expiration of the last-to-expire patent or plant variety rights, whichever is longer.

NOTE 11 – EQUITY

Contributions of Cash

During the six-month period ending June 30, 2024, the Company’s Common Stock was subscribed to by investors in the Offering for gross proceeds of $459,400 and the Company incurred Offering costs of $28,810. During the year ending December 31 2023, cash contributions prior to the Share Exchange totaled $200,000 and gross proceeds from the Offering totaled $755,500. This is discussed further under Stock Payable below.

Contributions of Services

During the year ending December 31, 2023, services valued at $139,115 were contributed.

Contribution of Machinery

During the year ending December 31, 2023, a shareholder contributed $250,000 of tobacco-product production machinery that produces and packages cigarettes. The shareholder arranged for the machinery to be delivered and set up at the Company’s manufacturing space in Niagara Falls, New York.

Share Exchange

Pursuant to the terms of the August 30, 2023 Share Exchange detailed in NOTE 1, Cabbacis Inc issued an aggregate of 5,400,000 shares of Common Stock and 600,000 shares of Series A Preferred Stock to the members of Cabbacis LLC in exchange for 100% membership interest in Cabbacis LLC which consisted of 172.6433 Founder Units and 26.1636 Class A Units. Common and Preferred Stock were issued at $0.00001 par value. Holders of Common Stock in Cabbacis Inc are entitled to one vote per share, and holders of Series A Preferred Stock in Cabbacis Inc are entitled to 20 votes per share.

Stock Payable

During the year ending December 31, 2023, the Company received $755,500 from investors as consideration for shares of Common Stock issued in the first quarter of 2024. Shares were issued at $2.00 per share. Stock payable on the December 31, 2023 balance sheet is reported net of $76,634 in Offering costs.

NOTE 12 – RELATED PARTIES

During the six months ending June 30, 2024, officers contributed $350,000 for stock subscriptions in the Company’s Offering in exchange for shares of Common Stock.

Prior to the Share Exchange during the year ending 2023, Company officers contributed cash of $182,489 and services valued at $104,507. After the Share Exchange during the year ending 2023, Company officers contributed $500,000 for stock subscriptions in the Company’s Offering.

NOTE 13 – DEFERRED TAXES

Management calculated a deferred tax asset of $131,860 resulting from book to tax differences primarily relating to the net value of capitalized assets. As the Company has generated no taxable income to date, management determined a valuation allowance of $131,860.

NOTE 14 – SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued.

Equity Incentive Plan

On July 12, 2024, the Company’s Board of Directors approved the 2024 Equity Incentive Plan (the “Plan”) to encourage selected employees, officers, directors and consultants of the Company to acquire a proprietary interest in the growth and performance of the Company to generate an increased incentive to contribute to the Company’s future success, which we believe will enhance the value of the Company and the Company’s ability to attract and retain exceptionally qualified individuals. The Plan allows a maximum of 1,750,000 shares of common stock of the Company, which may include equity derivatives on a one-to-one basis, to be granted, and no award shall be granted after July 22, 2029.

Company Offering

On July 25, 2024, a Company officer contributed $250,000 for a stock subscription in the Company’s Offering.

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Exhibit Description
2.1*	Certificate of Incorporation (as currently in effect)
2.2*	Bylaws (as currently in effect)
3.1*	Certificate of Designation of the Series A Preferred Stock
3.2*	Certificate of Amendment to Certificate of Designation of the Series A Preferred Stock
4.1*	Form of Subscription Agreement
6.1*	Worldwide Patent Assignment
6.2*	Share Exchange Agreement
6.3*	University Agreement (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.4*	Tobacco Production Agreement 2023 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.5**	University License Agreement (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.6***	Tobacco Production Agreement 2024 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.7***	2024 Equity Incentive Plan

*	Incorporated by reference to the Offering Circular (File No. 024-12343) filed with the SEC on October 20, 2023.
**	Incorporated by reference to the Current Report (File No. 24R-00909) filed with the SEC on June 28, 2024.
***	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CABBACIS INC.

By:	/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer and Chairman of the Board

Date:	August 8, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Pandolfino	Chief Executive Officer and Chairman of the Board	August 8, 2024
Joseph Pandolfino

/s/ John Manley, Jr.	Chief Financial Officer and Director	August 8, 2024
John Manley, Jr.